UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-39179

Addex Therapeutics Ltd
(Translation of registrant's name into English)

Chemin des Mines 9,
CH-1202 Geneva,
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-255089), of Addex Therapeutics Ltd (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement.

On June 29, 2021, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor Fitzgerald”) with respect to an at-the-market offering program under which the Company may offer and sell, from time to time at its sole discretion, American Depositary Shares, each representing six (6) ordinary shares, having an aggregate offering price of up to $16.0 million (the “ADSs”) through or to Cantor Fitzgerald as its sales agent or principal. The issuance and sale, if any, of the ADSs by the Company under the Sales Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-255089).

Cantor Fitzgerald may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended. Cantor Fitzgerald will use commercially reasonable efforts to sell the ADSs from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay Cantor Fitzgerald a commission equal to three percent (3.0%) of the gross sales proceeds of any ADSs sold through Cantor Fitzgerald under the Sales Agreement, and also has provided Cantor Fitzgerald with customary indemnification and contribution rights.

The Company is not obligated to make any sales of ADSs under the Sales Agreement. The Company or Cantor Fitzgerald may suspend or terminate the offering of ADSs upon notice to the other party and subject to other conditions. Cantor Fitzgerald will act as sales agent on a commercially reasonable efforts basis consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference. A copy of the legal opinion of Homburger AG, the Company’s Swiss counsel, relating to the ordinary shares issued in connection with the Sales Agreement is attached as exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd
(Registrant)
Date: June 29, 2021	/s/ Tim Dyer
Tim Dyer
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Controlled Equity OfferingSM Sales Agreement, dated as of June 29, 2021, by and between Addex Therapeutics Ltd and Cantor Fitzgerald & Co.
5.1	Opinion of Homburger AG
23.1	Consent of Homburger AG (included in Exhibit 5.1)